

"At the Heart of What Drives Your World"

NEWS RELEASE

FOR RELEASE ON OR AFTER: September 9, 2006
FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
David A. BartaVice President,
Chief Financial Officer
608-364-8808, Ext. 106

CAROL N. SKORNICKA JOINS
REGAL-BELOIT CORPORATION'S BOARD OF DIRECTORS

September 9, 2006 (Beloit, WI): REGAL-BELOIT CORPORATION (NYSE: RBC) announced today that Ms. Carol N. Skornicka has joined the Company's Board of Directors as a Class "C" Director.

Ms. Skornicka is currently the Sr. Vice President-Corporate Affairs, Secretary and General Counsel of Midwest Air Group, Inc., a holding company for Midwest Airlines, traded as Midwest Air Group, Inc. on the AMEX under the symbol MEH. Midwest Airlines, Inc. provides passenger service throughout the United States from hubs in Milwaukee and Kansas City

Ms. Skornicka joined Midwest in 1996. From 1991-1996, she served the State of Wisconsin as Secretary of the Department of Industry, Labor and Human Relations as a Cabinet appointment by then Governor Tommy G. Thompson. Prior to 1991, she was a partner in the Madison office of Michael, Best & Friedrich.

"We are extremely pleased to announce the addition of Carol Skornicka to our Board," stated Henry W. Knueppel, REGAL-BELOIT CORPORATION's Chairman and CEO. "Ms. Skornicka brings an impressive background in the areas of legal affairs, corporate governance, and strategic services in both public and private capacities. Her diverse experience and independent point of view will provide considerable perspective and guidance as we continue to execute our strategies to increase shareholder returns."

REGAL-BELOIT CORPORATION is a leading manufacturer of electrical and mechanical motion control and power generation products serving markets throughout the world. REGAL-BELOIT is headquartered in Beloit, Wisconsin, and has manufacturing, sales, and service facilities throughout North America and in Mexico, Europe and Asia.

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Corporate Offices
200 State Street ● Beloit, WI 53511-6254
608-364-8808 ● Fax: 608-364-8818
Website: www.regal-beloit.com